UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 4)

GENENCOR INTERNATIONAL, INC.

(Name of Subject Company (Issuer))

DANISCO A/S
DANISCO HOLDING USA INC.
DH SUBSIDIARY INC.
A/S PSE 38 NR. 2024

(Name of Filing Persons (Offeror, Affiliates of Offeror))

Common Stock, $0.01 Par Value

(Title of Class of Securities)

368709101

(CUSIP Number)

Jørgen Rosenlund
Group General Counsel, Vice President
Danisco A/S
Langebrogade 1
P.O. Box 17
DK-1001 Copenhagen K
011-45-3-266-2000

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

copy to:

Robert A. McTamaney, Esq.
Carter Ledyard & Milburn LLP
2 Wall Street, New York, New York 10005
(212) 732-3200

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$672,563,604	$79,572

* Estimated for purposes of calculating the filing fee only. This calculation assumes the purchase of the 34,938,369 outstanding shares of common stock of Genencor International, Inc. not owned of record by Danisco A/S or its subsidiaries at the tender offer price of $19.25 per share of common stock.

** The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Fee Rate Advisory No. 6 for fiscal year 2005, equals $117.70 per million dollars of transaction value.

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$79,572	Filing Parties:	Danisco A/S, Danisco Holding USA Inc., DH Subsidiary Inc. and A/S PSE 38 Nr. 2024
Form or Registration No.	SC TO	Date Filed:	February 15, 2005

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

third-party tender offer subject to Rule 14d-1.

issuer tender offer subject to Rule 13e-4.

going-private transaction subject to Rule 13e-3.

amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:

This Amendment Number 4 ("Amendment No. 4") amends and supplements (a) the Tender Offer Statement on Schedule TO (the "Schedule TO") originally filed with the Securities and Exchange Commission on February 15, 2005 by Danisco A/S ("Danisco"), Danisco Holding USA Inc., DH Subsidiary Inc. ("Buyer") and A/S PSE 38 Nr. 2024, as amended to date, and (b) the Statement on Schedule 13D originally filed by Danisco on February 7, 2005 as a result of the Stock Purchase Agreement, dated January 27, 2005, among Danisco, Buyer, Eastman Chemical Company and Eastman Chemical Company Investments, Inc, as amended to date. The Schedule TO relates to an offer by Buyer to purchase all the outstanding shares of common stock, par value $0.01 per share (the "Shares"), of Genencor International, Inc., a Delaware corporation (the "Issuer"), at a purchase price of $19.25 per Share, net to the seller in cash, without interest thereon. The offer is subject to the terms and conditions set forth in the Offer to Purchase dated February 15, 2005 (the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which were filed as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, to the Schedule TO, and in the Supplement dated March 9, 2005 (the "Supplement"), a copy of which was filed as Exhibit (a)(1)(xiv) to Amendment No. 1 to the Schedule TO.

This Amendment No. 4 is being filed on behalf of Buyer, Danisco, Danisco Holding USA Inc., and A/S PSE 38 nr. 2024. Capitalized terms used in this Amendment No. 4 and not defined herein have the meanings given thereto in the Offer to Purchase and the Supplement.

ITEM 11	ADDITIONAL INFORMATION

(a)(2)-(5)	On March 23, 2005, the parties in the Consolidated Delaware Action filed with the Chancery Court a Stipulation and Agreement of Compromise, Settlement and Release ("Stipulation") relating to the class of plaintiffs consisting of all record holders of Shares from January 27, 2005 through the effective time of the Merger (the "Class"). Pursuant to the Stipulation, the Class members, subject to Chancery Court approval, release all claims against the defendants related to the Acquisition Agreement, the Stock Purchase Agreement, the Offer, the Merger, or any public disclosures by the defendants related to the foregoing (collectively, "Claims").

As contemplated by the March 9, 2005 memorandum of understanding among the plaintiffs and defendants in the Consolidated Delaware Action, the release contained in the Stipulation is in consideration of the additional disclosures in the Supplement. The Stipulation further states that attorneys for the Class intend to seek an award of attorney's fees and costs incurred in a total amount not to exceed $550,000, and that the defendants agree not to oppose an award of attorneys fees and costs incurred of up to $350,000 (but may oppose any request for amounts over $350,000).

On March 24, 2005, the Chancery Court issued a scheduling order (the "Order"), which temporarily maintained the Consolidated Delaware Action as a class action and scheduled a settlement hearing to be held on June 2, 2005 at 11 a.m. to:

•	determine whether the temporary certification should be made final;

•	determine whether the proposed settlement set out in the Stipulation should be approved by the Court as fair, reasonable, adequate and in the best interests of the Class;

•	determine whether an order and final judgment should be entered pursuant to the Stipulation;

•	consider the application of plaintiffs' counsel for an award of attorneys' fees and expenses for plaintiffs' counsel;

•	hear and determine any objections to the settlement or the application of plaintiffs' counsel for an award of attorneys' fees and expenses; and

•	rule on such other matters as the Court may deem appropriate.

The Order requires Genencor to mail to members of the Class, by April 3, 2005, a Notice of Pendency of Class Action, Proposed Settlement of Class Action and Settlement Hearing substantially in the form annexed as Exhibit B to the Stipulation.

If, following the hearing, the Chancery Court enters an order and final judgment in the form attached to the Stipulation, the Chancery Court thereby will dismiss with prejudice all claims that have been brought, or could have been brought, by any Class member in any forum.

The Order stayed all proceedings in the Delaware Consolidated Action, other than those necessary to carry out the terms and conditions of the Stipulation, and barred the members of the Class, pending final determination of the proposed settlement set out in the Stipulation, from commencing, prosecuting or continuing any action asserting any claims that are or relate in any way to the Settled Claims, as defined in the Stipulation.

ITEM 12	EXHIBITS

(a)(5)(viii)	Stipulation and Agreement of Compromise, Settlement and Release, dated March 22, 2005 (excluding Exhibit D thereto, which is the Supplement filed as Exhibit (a)(1)(xiv) to Amendment No. 1 to the Schedule TO).

(a)(5)(ix)	Scheduling Order, dated March 24, 2005.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DANISCO A/S
By:	/s/ Alf Duch Pedersen
Name: Alf Duch-Pedersen Title: Chief Executive Officer
By:	/s/ Søren Bjerre-Nielsen
Name: Søren Bjerre-Nielsen Title: Chief Executive Vice President, Chief Financial Officer
DANISCO HOLDING USA INC.
By:	/s/ Jørgen Rosenlund
Name: Jørgen Rosenlund Title: Vice President/Group General Counsel
DH SUBSIDIARY INC.
By:	/s/ Jørgen Rosenlund
Name: Jørgen Rosenlund Title: Vice President/Group General Counsel
A/S PSE 38 NR. 2024
By:	/s/ Alf Duch-Pedersen
Name: Alf Duch-Pedersen Title: Chief Executive Officer
By:	/s/ Søren Bjerre-Nielsen
Name: Søren Bjerre-Nielsen Title: Chief Executive Vice President, Chief Financial Officer

Date: March 25, 2005

INDEX TO EXHIBITS

Exhibit	Description
(a)(5)(viii)	Stipulation and Agreement of Compromise, Settlement and Release, dated March 22, 2005 (excluding Exhibit D thereto, which is the Supplement filed as Exhibit (a)(1)(xiv) to Amendment No. 1 to the Schedule TO).
(a)(5)(ix)	Scheduling Order, dated March 24, 2005.